Exhibit 2.2

CHEWELAH COMMUNITY PIT

PROCESSING LEASE AND OPTION TO PURCHASE AGREEMENT

This ProcessingLease andOption to Purchase Agreement (the “Agreement”) is made and entered into this 17th day of June, 2013 (the “EffectiveDate”) by and between CGrowth Capital, Inc., a Delaware Company (the “Lessor”) and JPX Global, Inc., a Nevada Corporation (the “Lessee”).

RECITALS

A. Lessor owns or controls the mineral and processing rights and other certain interests to the Chewelah Community Pit which consists of a sand and gravel mine located on US Bureau of Land Management (“BLM”) lands in Colville, Washington.  The Chewelah Community Pit claim(s) are described in greater detail in Exhibit A attached hereto.  Collectively, the Chewelah Community Pit, including but not limited to the claim(s), shall be referred to as (the “Property”).

B. Lessor desires to lease the Property to Lessee and to grant to Lessee the option to purchase the Property on the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of their mutual promises, the parties agree as follows:

1. Definitions.   The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1 “Applicable Environmental Laws”means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

1.2 “Area of Interest” (the “AOI”) means the geographic area and legal description exterior to the boundary of the claim(s) and effective and made a part of the Property as it exists on the Effective Date.  The AOI is defined as: Chewelah Community Pit,for greater detail see Exhibit A attached hereto.

1.2 “Closing” means the delivery and exchange of documents and payments described in Section 5.

1.3 “Closing Date” means the date on which Lessee’s purchase of the Property is closed in accordance with Section 5.

1.5 “Data” means any and all factual and interpretative, original and copies of all written, hard copy and digital geological, geochemical, metallurgical and geophysical data, including but not limited to reports, documents, correspondences, maps, drill logs, drill chips trays, core, coarse rejects, pulps, core tests, hand samples, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and all other information present, acquired, generated, delivered to or in Lessee’s possession pertaining to the Property and Lessor’s interest herein.

1.6 “Deed” means the conveyance, included as Exhibit C, which Lessor is obligated to execute and deliver to Lessee on Lessee’s exercise and closing of the Option in accordance with Section 5.5.

1.7 “Effective Date” means June 17,2013, regardless of the signatures execution dates.

1.8 “Governmental Regulations” means all directives, laws, orders, ordinances, regulations and statutes of any federal, state, provincial or local agency, securities commission, court or office.

1.9 “Hazardous Materials” means any material, waste, chemical, mixture or byproduct which: (i) is or is subsequently defined, listed, or designated under Applicable Environmental Laws as a pollutant, or as a contaminant, or as toxic or hazardous; or (ii) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency.

1.10 “Interest Rate” means LIBOR plus two percent (2%) per annum.

1.11 “Lease Year” means each one (1) year period following the Effective Date during the Term.

1.12 “Lessee” means JPX Global, Inc., a Nevada Corporation, and its successors and assigns.

1.13 “Minerals”   means  all  minerals  and  mineral  materials, including  gold,  silver, platinum  and  platinum  group  metals,  base  metals, antimony,  chromium,  cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), all crushed rock, and other metals and mineral materials that are on, in or under the Property.

1.14 “Payments” means the Initial Payment and Final Payment payable by Lessee in US Dollars and in the methods in accordance with Sections 4, 4.1, 4.2, 4.3, 4.4 and 4.5.

1.16 “Option” means the option to purchase the Property granted by Lessor to Lessee in accordance with Section 4, 4.3, 4.4 and Section 5.

1.17 “Lessor”    means   collectively    CGrowth Capital, Inc.(“CGRA”) a Delaware Corporation and its successors, affiliates, and assigns.

1.18 “Property”means Chewelah Community Pit claim(s) and Area of Interest situated in Colville, Washington and more particularly described in Exhibit A attached hereto, plus any additional claims or permits located within the Area of Interest by Lessor or Lessee, which shall be made subject to this Agreement in accordance with its terms. If Lessee, its successors or assigns amends, relocates or patents any of the unpatented mining claims described in Exhibit A, or if Lessee converts any of such claims into leases or other types of property rights or interests pursuant to any amendment of the United States Mining Law of 1872, such claims, rights and interests shall be deemed to be included within the Property.

1.19 “Purchase Price” means the purchase price for the Property described In Section 5.

~~1.20 “Royalty” means the production royalty payable in cash or in-kind by Lessee to Lessor in accordance with Section 4, 4.2 and 4.3.~~

2. Lease and Grant of Rights.   Lessor hereby leases (the “Lease”) the Property to Lessee and grants Lessee the rights and privileges to use the Property pursuant to the terms of this Agreement.

2.1 Lease.  Lessor leases the Property to Lessee for the purpose of extraction of crushed rock and other assortedMinerals. Lessee shall have the right to conduct all customary mineral exploration activities including, but not limited to geological mapping, soil sampling, rock chip sampling, geophysical surveys, trenching, drilling, and excavation of test pits for bulk samples, all subject to appropriate state and federal permitting. Lessee shall further have the right to develop and mine such Minerals in accordance with all Federal and State laws and regulations.

~~2.2 Water Rights.  Subject to the regulations of the State of Washinton concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If lessee acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Lessor and Lessee. On termination of this Agreement, except on Lessee’s exercise~~

~~and closing of the Option, Lessee shallassign and convey to Lessor all permits and water rights appurtenant to the Property, which are acquired by Lessee during the term of the Agreement. If Lessee exercises and closes on the Option, Lessor shall assign and convey to Lessee all permits and water rights appurtenant to the Property.~~

~~2.3 Cross Mining.    Lessee may use the Premises for any shafts, openings, pits, and stockpile-grounds sunk or made for the mining, removal, and/or stockpiling of any Mineral Substances from any adjoining or nearby property.  Mineral Substances taken from the Premises shall at all times be kept entirely separate and distinct from any other ore or concentrated product, until the same are measured and sampled so that the rights of Lessor shall be at all times preserved and protected.~~

~~2.4 Commingling.   Lessee shall have the right to commingle ore and minerals from the Premises with ore from other lands and properties; provided, however, that Lessee shall calculate from representative samples the average grade of the ore and shall weigh (or calculate by volume) the ore before commingling.  If concentrates, dore, or any other processed, beneficiated, or refined mineral products (“Concentrates”) are produced from the commingled ores by Lessee, Lessee shall also calculate from representative samples the average recovery percentage for all such concentrates produced during the calendar quarter and shall allocate a percentage of concentrate production to Lessor according to such calculations.  In obtaining representative samples and calculating the average grade of the ore and average recovery percentages, Lessee may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on Lessor.  In addition, comparable procedures may be used by Lessee to apportion among the commingled ores penalty charges, if any, imposed by the purchases or such ore or concentrates.~~

3. Term.  The initial term of this Agreement shall commence on the effective Date and shall expire on the later of June 1, 2014 and the anticipated 5-year extension from the Bureau of Land Management to the Lessor. The term of the lease will automatically extend for additional one (1) year terms following the initial term, provided that the lessee has fully performed all of its obligations under this Agreement and is conducting exploration or pre-development activities on the Property on the expiration of the term immediately preceding the extension term. Lessor shall deliver 30-day written notice to the Lessee its intent to terminate this Agreement for non-performance. The Lessee shall have the opportunity to cure the non-performance during the 30-day notice period.

4. Consideration for the Granting of the Lease.  Lessee shall make the following Payments to Lessor:

4.1 Payments.  In consideration of the granting of the Lease to the Lessee, on the dates described below, Lessee shall pay to Lessor,CGrowth Capital, Inc., 4550 NW Newberry

Hill Road, Suite 202, Silverdale, WA 98383,cash payments via wire transfer (instructions to be provided) as follows:

Date	Payment Amount

On Execution of this Agreement (“Effective Date”)	$50,000.00 (Initial Payment)
Not later than 30 days after the Effective Date	$300,000.00 (Final Payment)

The Payments shall be nonrefundable. The Final Payment which is due within 30days following execution of the Agreementshall be delivered and received by Lessor or this Agreement shall be null and void and Lessee shall have no rights, title or interest to this Agreement, unless modified and agreed upon in writing by both parties.

~~4.2 Production Royalty Payment.  Lessee shall pay to Lessor a production royalty equal to five percent (5%) of the Gross Returns from the production or sale of Minerals from the Property.  Lessee shall pay to Lessor a production royalty equal to five percent (5%) of the Gross Returns from the production or sale of Minerals from all third party properties within the Area of Interest (“AOI”).  Lessee shall calculate and pay the Royalty in accordance with Exhibit B attached to the Deed, included as Exhibit C.  Lessee shall pay the Royalty within one (1) month after the last day of each month during which Lessee sells or ships any Minerals or products of Minerals produced from the Property.~~

~~4.3 Royalty Purchase Option.  Lessee shall have the option to purchase a portion of the 5% Royalty from the “Property” representing one percent (1%) of the minerals for one million dollars ($1,000,000), in accordance with theterms of the Deed.  Lessee shall have the option to purchase an additional one percent (1%) of the NSR for three million dollars ($3,000,000 million), in accordance with the terms of the Deed. Lessee may exercise the option to purchase the Royalty at any time within six (6) months after Lessee completes a positive, bankable, feasibility study and commits the development of the Property as a mine.    The one percent (1%) Royalties from third parties within the AOI shall not be available for purchase.~~

4.4 Method of Payment.   All payments by Lessee to Lessor shall be paid by wire transfer to an account designated by each Lessor. Payments shall be delivered to Lessor in the amounts of 100%. All cash payments and sums referred to in this Agreement shall be in United States currency or In-Kind.

~~4.5 Common Shares. Lessor shall receive the following shares of Lessee common stock, which shall be distributed to Desert Treasures, LLC accordingly:~~

~~a. 500,000 shares of Lessee common stock within thirty (30) days of the Effective Date or this Agreement shall be null and void and Lessee shall have no rights, title or interest to this Agreement, unless modified and agreed upon in writing by both parties.~~

~~The shares of Lessee common stock shall be deemed fully paid and non-assessable, and issued in compliance with all applicable federal and state securities laws. The Lessor will have the same privileges and rights as all other holders of Lessee common stock.   The stock shall be issued and delivered to the Lessor based on their appropriate interest in the Property.  Lessor acknowledges that the stock evidencing the shares shall bear a legend indicating that the shares have not been registered under the Securities Act of 1933, as amended, and are restricted securities for purposes of U.S. federal securities laws.  The shares of Lessee common stock being issued to Lessor may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under said Act, or an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, that registration is not required under said Act and that there is an applicable exemption under the Act.    Lessee shall not unreasonably delay, interfere with or hinder Lessors’ request to remove any restrictive legend associated with the shares so long as such request is in compliance with U.S. federal securities laws.~~

~~4.6 Late Charge and Interest .  Lessee acknowledges that late payment by Lessee to Lessor of Advanced Royalty Payments, Royalty or other payment or sums due from Lessee will cause Lessor to incur costs not contemplated by this Agreement, the exact amount of which will be extremely difficult to ascertain.  Accordingly, if any Advanced Royalty Payment, Royalty or any other amount due and payable by Lessee is not received by Lessor within ten (10) days after such amount is due, then Lessee shall pay to Lessor a late fee equal to ten percent (10%) of such overdue amount.  The parties agree that such late fee represents a fair and reasonable estimate of the costs Lessor will incur by reason of any late payment by Lessee.  Lessor acceptance of such late charge shall not constitute a waiver of Lessee’s default with respect to such overdue amount, nor prevent Lessor from exercising any of Lessors other rights and remedies granted under this Agreement.  If any Advanced Royalty Payment, Royalty or other amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to Lessor, in addition to the late payment, interest from and after the due date based on the Interest Rate.  Lessee’s payment of such interest shall not excuse or cure any default by Lessee.  If any Advanced Royalty Payments, Royalty or other stock issuances or amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, then this Agreement shall be null and void and Lessee shall have no rights, titles or interests to this Agreement or the Property.~~

~~4.7 Reimbursement of Annual Fee.   Lessee agrees to reimburse Lessor of 2011-12 Bureau of Land Management and Mineral County Annual Maintenance and Notice to Hold Payments for total of $1,810.00~~

~~4.8 Work Commitment.   In consideration of the granting of the Lease to the Lessee, Lessee shall be obligated to expend the amounts (the “Work Commitment Expenditures”) list below on exploration activities by the end of each Lease year as set forth below.   Federal and County Mining Claim Maintenance Fees and staking and filing fees are not expenses that Lessee may expense towards the Work Commitment.~~

~~Lease Year~~	~~Amount~~
~~First Lease Year~~	~~$0.00~~
~~Second Lease Year~~	~~$0.00~~
~~Third Lease Year~~	~~$0.00~~
~~Fourth Lease Year~~	~~$0.00~~
~~Fifth Lease Year and thereafter~~	~~$0.00~~

~~All work expenditures made by Lessee during any Lease Year in excess of the work commitment expenditures required for such Lease Year shall be credited, as far as they will go, against work commitment requirements for any subsequent Lease Year.   For any work commitment expenditure not fulfilled with the above work commitment time frames, the difference between the actual expenditure and the minimum work commitment expenditures shall be paid to Lessor at a rate of 75% of the remaining expenditure in US dollars as the fulfillment of lessee’s obligation and lessee shall be entitled to keep (and not expend) 25% of such remaining expenditure.~~

5. Option to Purchase.  Lessor grants to Lessee the exclusive right to purchase the Property.  The Purchase Price for the Property shall be Three Hundred Fifty Thousand Dollars ($350,000.00).  The Payments payable by Lessee to Lessor in accordance with Section 4.1 shall be credited against the Purchase Price. Upon transfer of Final Payment, the Property shall fully transfer to Lessee.

5.1 Notice of Election.   If Lessee elects to exercise the Option, Lessee shall deliver written notice to Lessor during the Term of this Agreement.  Following Lessor’ receipt of Lessee’s notice to exercise the Option, the parties shall make diligent efforts to close the conveyance of the Property within thirty (30) days thereafter.

5.2 Real Property Transfer Taxes.   Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

5.3 Proration of Taxes.   Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be the responsibility of the Lessee.

5.4 Payment on Closing.  On closing of the Option, Lessee shall pay the Purchase Price to Lessor.

5.5 Conveyance on Closing.   If Lessee exercises and closes the Option, Lessor shall execute and deliver to Lessee the Deed.  The parties shall complete the Deed by inserting the description of the Property and the schedule of the Payments.  Lessor and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

5.6 Effect of Closing.   On closing of the Option, Lessee shall own the Property, subject to the Lessor’s or Lessee’s obligations stated in the Deed.

6. Compliance with the Laws.  During the Term, Lessee agrees it shall at Lessee’s sole cost: (1) apply for all necessary permits, licenses and approvals; (2) promptly comply with all Governmental applicable Laws and Regulations relating to the condition, use or occupancy of the Property by Lessee, including but not limited to all exploration and development work performed by Lessee; (3) notify promptly Lessor of any allegations of substantial violation thereof; and (4) prepare and file all reports or notices required by Lessee.  Lessee shall not be in breach of this provision if a violation has occurred in spite of the Lessee’s good faith efforts to comply, and Lessee has timely cured or disposed of such violation through performance, or payment of fines and penalties.  For greater certainty, in respect of Section 8 during the Term, Lessee shall be responsible for title, property and permitting issues.  Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless Lessor from any and all actions, assessment, mining claims, costs, fines, liability and penalties arising from or related to Lessee’s failure to comply with any applicable Governmental Regulations.   Lessee shall perform or cause to be performed during the Term all work necessary to comply with agreements, concessions or other instruments constituting and governing the Property and associated mining claims and shall take measures necessary to maintain same in full force and effect.  Lessee agrees to fence off all dangerous openings on the property and shall complete all necessary closure activities and repairs within thirty (60) days of the Effective Date.

7. Lessee’s Work Practices and Reporting.

7.1 Work Practices.   During the Term, Lessee shall work the Property in a miner-like manner.

7.2 Inspection of Property and Data.   During the Term, Lessor shall have the right to examine and make copies of all Data regarding the Property in Lessee’s possession during reasonable business hours and upon prior notice, provided, however, that the rights of the Lessorto examine such Data shall be exercised in a manner that does not interfere with the operations of the Lessee.  During the Term, Lessor shall be permitted to enter the Property and Lessee’s workings at all reasonable times for the purpose of inspection, but Lessor shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Lessee’s operations.

7.3 Reports and Release of Data.   Within thirty (30) days of the end of each Lease Year, Lessee shall, at Lessee’s sole costs, deliver to Lessor address as set forth in the Notice provision in Section 22 herein, a copy of all Data, as well as deliver to Lessor a report of all of Lessee’s activities conducted on the Property for such Lease Year, including itemized information concerning Work Commitment Expenditures incurred during the Lease Year.  Within sixty (60) days of the completion of all third party services which results in the production of Data (including but not limited to geochemical laboratories, geophysical surveys, remote sensing surveys), Lessee shall obtain from such service provider an assignment of all intellectual property rights in the Data to the Lessor and provide a copy of the same to the Lessor.  Lessee shall as well as forward release letters from third parties of specific surveys and data generated to Lessor such that Lessor owns the data and has full access to the Data

8. Location of Additional Unpatented Mining Claims.  During the Term, all claims or permits acquired by either Lessor or Lessee which are partially or wholly in the Area of Interest shall be recorded in Lessor’s name and shall be part of and subject to this Agreement.  If either Lessee or Lessor acquires claims in the Area of Interest, such party shall promptly notify the other party.  Either party may execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly acquired claims are part of the Property and are subject to this Agreement.  The amendment may be recorded by either party. The Area of Interest shall be limited to the Chewelah Community Pit.

8.1 Lessor Acquired Rights.   If at any time while this Agreement is in effect, Lessor stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claims, license, lease, grant, concession, permit, patent, or other minerals, property or surface rights or water rights (collectively, the “ Acquired Rights and Interests ”) located wholly or partly within the Area of Interest, the Lessor shall forthwith give notice to Lessee of that staking or acquisition, the cost thereof and all details in possession of the Lessor with respect to the nature of the Acquired Rights and the known mineralization.  Lessee may, within 30 days of receipt of this notice, elect to include within the Option the Acquired Rights by reimbursing the Lessor for any and all acquisition costs. If Lessee elects not to include the Acquired Rights as part of the mining claims subject to this Agreement the Lessor shall hold such Acquired Rights separate from this Agreement and Lessee shall have no rights or obligations thereto.

8.2 Lessee Acquired Rights.  If at any time while this Agreement is in effect,

Lessee or otherwise acquires Acquired Rights located wholly or partly within the Area of Interest, then those Acquired Rights shall: (a) be included under this Agreement; (b) the cost of acquisition shall be deemed to be Work Commitment Expenditures; and (c) be transferred to the Lessorshould this Agreement expire or terminate.

8.3 Existing Third Party Rights.   Existing third party Rights wholly or partly located in the Area of Interest at the Effective Date are not subject to this Agreement; however, if third party Rights expire while this Agreement is in effect, then both the Lessor and the Lessee have the right to stake or otherwise acquire any Rights subject to 8, 8.1 and 8.2.

8.4 Lessee Release of Claims.  Lessee shall not have the right to relinquish, release, abandon, quitclaim, drop (the “Release”) any claims or Acquired Rights without Lessors written Approval.  If Lessor agrees to allow Lessee to Release any Acquired Rights Interests in the Property, such Acquired Rights and Interest shall no longer be a part of this Agreement.

9. Liens and Notices of Non-Responsibility.   Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harmless Lessor from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient todischarge lien acceptable to Lessor.  Subject to Lessee’s right to post a bond in accordance with the foregoing, if Lessee does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Lessor shall have, in addition to Lessor’s contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Lessor deems proper, including payment of the claim giving rise to such lien, charge or encumbrance.  All sums paid by Lessor for and all expenses incurred by it in connection with such purpose, including court costs and attorney’s fees, shall be payable by Lessee to Lessor on demand at the Interest Rate.  Lessor shall, at Lessor’s sole cost, file a Notice of Non-Responsibility in Lessor name with the local County within 30 days of execution of this Agreement and herein attached as Exhibit C and by this reference incorporated in this Agreement.

10. Taxes.

10.1 Real Property Taxes.   Lessor shall pay any and all taxes assessed and due against the Property before execution of this Agreement, if required.  Lessee shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the Term upon the Property.  All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Lessor and Lessee, except that neither Lessor nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues or any other activities from the Property assessed solely to the other party.  The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

10.2 Personal Property Taxes.   Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

10.3 Income Taxes.  Neither the Lessor nor the Lessee shall be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to the other, based upon payments under this Agreement.

10.4 Delivery of Tax Notices.   If Lessor receives tax bills or claims that are Lessee’s responsibility, Lessor shall promptly forward them to Lessee for payment.

11. Insurance and Indemnity.

11.1 Lessor’s Liability Insurance.   Lessor shall, at Lessor’s sole cost, keep in force during the Term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least One Million Dollars ($1,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage, and with a contractual liability endorsement insuring Lessor’s performance of Lessor’s indemnity obligations of this Agreement.

11.2 Form and Certificates.   The policy of insurance required to be carried by Lessor pursuant to this Section shall have a Best’s Insurance Rating of at least A-IX.  Such policy shall name Lessee as an additional insured and contain a cross-liability and severability endorsement.  Lessor’s insurance policy shall also be primary insurance without right of contribution from any policy carried by Lessee.  A certificate of insurance and a copy of Lessor’s insurance policy shall be provided to Lessee before any entry by Lessor or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Lessee.

11.3 Waiver of Subrogation.   Lessee and Lessor each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Lessor or Lessee and in force at the time of such loss or damage.

11.4 Waiver and Indemnification.   Except to the extent caused by the negligent or intention acts or omissions of the Lessor, the Lessor shall not be liable to Lessee and Lessee waives all claims against Lessor for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee’s business conducted on the Property.  Lessee shall defend, indemnify and hold harmless Lessor and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee’s agents, partners, servants, employees, inviteesor contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to as “ General Indemnity Claims ”).  Lessee agrees to defend all General Indemnity Claims on behalf of Lessor, with counsel acceptable to Lessor, acting reasonably.  The obligations of Lessee contained in this Section shall survive the expiration or termination of this Agreement.

12. Environmental.

12.1 Environmental.  Hazardous Materials means any material, waste, chemical, mixture or byproduct which:  (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency.  Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

12.2 Lessee Hazardous Material Activities.   Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee’s use of the Property (collectively “Lessee Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement.  Lessee Hazardous Materials Activities may include, without limitation, all such activities on or about the Property by Lessee’s employees, partners, agents, invitees, contractors and their subcontractors.  Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property.  Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws.  Lessee shall promptly notify Lessor and any applicable governmental agencies of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities.  If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee’s expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. Qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations, shall perform all Lessee Hazardous Materials Activities.  Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored.  Lessee agrees to conduct all of its activities on the Property in accordance with all Applicable Environmental Laws.

12.3 Spills of Hazardous Materials.   Lessee shall promptly notify Lessor and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee’s use of the Property, including but not limited to any resulting contamination of the environment (collectively “LesseeContamination”).  Further, Lessee shall promptly notify Lessor and any applicable governmental agencies of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination.  Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the “ Lessee Environmental Response Work ”).  All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis (as required by Applicable Environmental Laws), and Lessee shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed.  Lessee at its expense shall keep Lessor timely informed of Lessee’s progress in responding to any Lessee Contamination, including but not limited to providing Lessor with copies, at Lessee’s expense, of all reports, work plans, and communications with governmental regulatory entities.

12.4 Removal of Stored Hazardous Materials.   Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall:  (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee’s use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storingor treating Hazardous Materials Activities.  As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities.  A qualified environmental consultant shall perform such sampling, and such consultant shall promptly issue a written report, which describes the consultant’s data, findings, and conclusions, a copy of which shall be provided to Lessor at Lessee’s expense.  If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

12.5 Environmental Indemnity.   Lessee shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Lessor, acting reasonably) and hold harmless Lessor, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney’s fees, consultant’s fees and other expert’s fees and costs), and damages, which arise from or relate to:  (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with Lessee’s use of the Property; or (d) a breach of any obligation of Lessee under this Section..

12.6 Survival.   The provisions of this Section shall survive expiration and termination of this Agreement.

13. Property Maintenance and Work Commitment.

13.1 Annual Assessment Work.   To the extent required by law, beginning with the annual assessment work period of May 1, 2013 to April 30, 2014, and for each subsequent annual assessment work year commencing during the Term and not less than thirty (30) days before the applicable deadline, Lessee shall perform,  for the benefit of the Property,  work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the  appropriate federal, state and local office as required by applicable Federal, State, County and local laws, regulations and ordinances.   Lessee shall deliver to Lessor proof of Lessee’s compliance with this Section not less than fifteens (15) days before the applicable deadline.  If Lessee elects to terminate this Agreement more than three (3) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, Lessee shall have no obligations to either perform annual assessment work or to prepare, record and /or file evidence of the same for the following annual assessment year. The parties acknowledge that there are presently no annual assessment work requirements for the unpatented mining claims which constitute the Property.

13.2 Federal, State and County Mining Claim Maintenance Fees.  If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all  or part of the Property, beginning with the annual assessment work period of May 1, 2013 to April 30, 2014 and not less than thirty (30) days before the applicable deadline, Lessee shall timely and properly pay the federal annual Mining Claim Maintenance fees, and county annual Affidavit and Notice of Intent to Hold fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Lessor’s intention to hold the unpatented mining claims which constitute the Property.  Lessee shall deliver to Lessor proof of Lessee’s compliance with this Section not less than fifteen (30) days before the applicable deadline.  If Lessee elects to terminate this Agreement more than three (3) months before the deadline for payment of the federal annual Mining Claim Maintenance fees for the succeeding annual assessment year, Lessee shall have no obligation to pay the federal annual Mining Claim Maintenance fees for the preceding year.

14. Relationship of the Parties.

14.1 No Partnership.   This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

14.2 Competition.   Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

15. Inspection.   Lessor or Lessor's duly authorized representatives shall be permitted to enter on the Property at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Lessee's operations.

16. Title.   Lessor represents to Lessee to the best of their knowledge and belief that there are no other claims against the property.

17. Covenants, Warranties and Representations.   Each of the parties covenants, warrants and represents for itself as follows:

17.1 Compliance with Laws.   That the parties have complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

17.2 No Pending Proceedings.   Both parties acknowledge that there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

17.3 Costs.   That the parties shall pay their own costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

17.4 Brokers.   That the parties have had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's broker's or finder's fee is due in connection with this Agreement.

17.5 Patriot Act. That the parties are not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and are not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USAPatriotActorExecutiveOrder13224.

17.6 Lessee Representation and Warrants. Lessee hereby represents and warrants to Lessor to the best of their knowledge that:

a)	It is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties in the State of Washington;

b)	It has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

c)	All necessary corporate and shareholder or partnership approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on it;

d)	Neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its documents or any agreement to which it is a party;

e)	It is familiar with the laws and regulations that relate to the Property (including without limitation, the laws and regulations of the Washington State Department of Natural Resources); and,

f)	There is no finders' fee or other obligations imposed upon the Lessee related to the execution of the Option, and the Lessee shall indemnify and hold harmless the Lessor from any such claim.

17.7 Lessor Representation and Warrants. Lessor hereby represents and warrants to Lessee to the best of their knowledge that:

a)	It has full power, capacity and authority to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

b)	Neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which Lessor is a party;

c)	Lessor holds an undivided, sole and exclusive 100% interest in the Property, free and clear of all liens, charges, royalties and encumbrances (except for those disclosed to Lessee related to BLM);

d)	There are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which Lessor is aware;

e)	It does not warrant the accuracy of any data or technical information furnished to Lessee either before or subsequent to the execution of this Agreement; and

f)	It has the exclusive right to enter into this Agreement, have not made any sale, lease or agreement affecting the rights granted herein, and have all necessary powers and authority to dispose of any and all rights, titles and interests in and to the Property in accordance with the terms of this Agreement.

17.8 Representations and Warranties Survival. The representations and warranties set forth herein are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by Lessee and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

18. Termination by Expiration, Default or Agreement. This Agreement shall terminate as expressly provided herein, unless earlier terminated by mutual written agreement.

18.1 Termination by Lessor. Any material failure by Lessee to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Lessor may give Lessee written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Lessor may terminate this Agreement by delivering notice to Lessee of Lessor termination of this Agreement. In the case of Lessee's failure to pay the Payments, Lessor shall be entitled to give Lessee written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then Lessor may terminate this Agreement by delivering notice to Lessee of Lessor termination of this Agreement. On Lessor termination of this Agreement based on Lessee's default, Lessor shall have the right to execute and record a Notice of Termination of Lease and Purchase Option and/or Lessor may request and Lessee shall execute an deliver to Lessor a Release and Termination document for this Agreement in a form acceptable to Lessor for recording which shall transfer any and all Lessee's right, title and interest in the Property to Lessor.

18.2 Termination by Lessee and Quitclaim Deed. Lessee may at any time terminate this Agreement by giving thirty (30) days advanced notice to Lessor. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all payments which accrue or become due before or after the termination date. On Lessee's termination of this Agreement, Lessor shall have the right to execute and record Exhibit F, Notice of Termination of Lease and Purchase Option and/or Lessor may request and Lessee shall execute and deliver to Lessor a Release and Termination document for this Agreement in a form acceptable to Lessor for recording which shall transfer any and all Lessee's right, title and interest in the Property to Lessor.

18.3 Continuing Obligations and Environmental Liabilities. During the Term of this Agreement and after termination or expiration under this Section18, Lessee shall remain liable for liabilities to Lessor and/or third parties arising out of or related to Lessee's use of and/or activities on the Property, including environmental liabilities and related bonding requirement. Lessee's liabilities and obligations shall include environmental damage and liabilities, which are caused by or a result of work done on the Property as described in Section6 of this Agreement. This provision shall survive expiration or termination of this Agreement.

18.4 Surrender of the Property and Disposition of Assets on Termination. On expiration or termination of this Agreement, Lessee shall surrender the Property promptly to Lessor and at Lessee's sole cost shall remove from the Property all of Lessee's buildings, equipment and structures free and clear of all encumbrances. All costs and expenses incurred in connection with the removal or disposal of any and/or all of the personal property, including all buildings, equipment and structures and Data on the Property and the termination of this Agreement and any business related to this Section shall be expenses chargeable to Lessee and reimbursed to Lessor or its Affiliates. This provision shall survive expiration or termination of this Agreement. Lessee shall reclaim the Property in accordance with all applicable Governmental Regulations. Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed no later than the date required under any Governmental Regulations or no later than one hundred eighty (180) days of the expiration or termination of this Agreement. .

18.5 Right to Data after Termination. Within thirty (30) days following termination or expiration of this Agreement, Lessee shall deliver to Lessor at its sole costs all Data, as defined in Section I Definitions and in this Agreement regarding the Property in Lessee's possession at the time of termination which before termination have not been furnished to Lessor and, at Lessor request, Lessee shall deliver, at its sole costs, to Lessor at Lessor elected and directed location all Data, including but not limited to drilling core, drill chips and trays, coarse rejects, pulps, samples, sample splits and thin sections taken from the Property.

18.6 Non-Compete Covenants. Should Lessee terminate this agreement, Lessee shall not directly or indirectly acquire any rights, titles or interests to any portion of the Property or within the Area of Interest, for a period of two (2) years from the date of termination. If Lessee breaches this Section, Lessee shall be obligated and shall within fifteen (15) days of the breach, convey to Lessor at Lessee sole costs, any and all such Property and any and all other rights, titles and interests so acquired by Lessee. Such conveyance shall be made in writing and can be accepted by Lessor at any time within ninety (90) days after the offer is delivered and received by Lessor. Failure of Lessee to comply with this Section shall be a breach by Lessee of this Agreement, and Lessor shall have any and all legal recourse to recoup its losses and damages at Lessee's sole expense, including but not limited to attorney and legal fees.

18.7. Continued Authority. On termination of the Agreement, Lessee shall complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of operations prior to such termination or withdrawal. Lessor shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both parties and the Property, and take any other reasonable action.

19. Confidentiality. The Data and information, including the terms of this Agreement, coming into Lessee's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

20. Assignment

20.1 Assignments and Transfers. This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the parties; provided, however, that:

(a) No transfer, assignment, royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the parties; and

(b) No assignment or transfer by Lessor or Lessee shall be effective until Lessee or Lessor has received written notice of such assignment or transfer. Upon an assignment or transfer, the assigning party and its assignee shall give written notice of such assignment to the non-assigning party, specifying therein the name(s) and address(s) (for notices and payments) of the assignee and the rights, titles and interests assigned. Following an assignment or transfer by Lessor or Lessee, the assignee or transferee shall be deemed to be included in the term "Lessor'' or "Lessee" for all purposes of this Agreement.

20.2 Lessee's Assignment. Lessee shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (the "Transfer") all or any part of its interest in this Agreement or the Property, without, in each case, Lessor' prior written consent, which shall not be withheld unreasonably. Lessor shall have 30 days from date of notice that such Transfer is planned to object. If no objection has been received within 30 days, Lessee is free to proceed with the Transfer. Any Transfer which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

20.3 Lessor's Assignment. Lessor shall have the right to transfer, assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in Lessor’s ownership in the Property shall affect Lessee's obligations under this Agreement unless and until Lessor delivers and Lessee receives copies of the documents which demonstrate the change in Lessor’s ownership of Lessor's interest. Until Lessee receives Lessor's notice and the documents required to be delivered under this Section, Lessee shall continue to make all payments under this Agreement as if the transfer of Lessor's interest had not occurred. No division of Lessor's interest as to all or any part of the Property shall enlarge Lessee's obligations or diminish Lessee's rights under this Agreement.

~~21. Memorandum Agreement. Concurrent with execution of this Agreement, the parties shall execute and deliver a Memorandum of Agreement (the "Memorandum") set forth in Exhibit D attached hereto. The execution of the Memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.~~

22. Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, e-mail, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of theaddressee's local time shall be deemed delivered the next day.

If to Lessor: CGrowth Capital, Inc.

Attn: Bill Wright, CEO

4550 NW Newberry Hill Road, Suite 202

Silverdale, WA98383

Fax: 360-473-1161

bwright@cgrowthcapital.com

If to Lessee: JPX Global, Inc.

Attn: James Foran

9864 E. Grand River, Suite 110-301

Brighton, MI 48116

Fax:

Email: Jim.Foran@jpxglobal.net

23. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

24. Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

25. Choice and Governing Law and Venue Selection. This Agreement shall be construed, enforced and governed in accordance with the laws of the State of Washington. Venue and any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced, heard and lie with the Judicial District Court of the State of Washington, in and for the County of Spokane, Spokane, Washington.

26. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

27. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

28. Time of Essence. Time is of the essence in the performance of the parties' obligations under this Agreement.

LESSEE:

/s/ James Foran____________________ Date: ___06/17/2013_____

JPX Global, Inc.

By: James Foran

LESSOR:

/s/ Bill Wright______________________ Date: ___06/17/2013_____

CGrowth Capital, Inc.

By: Bill Wright, CEO